Exhibit 99.1

News Release

Rosetta Genomics Executes Credentialing Agreements With Two National Healthcare Preferred Provider Networks

Adds approximately 44 million potential covered lives for the Rosetta Cancer Origin Test

PRINCETON, N.J. and REHOVOT, Israel (September 9, 2013) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announces that the Company has executed credentialing agreements with FedMed, Inc. (FedMed) and Fortified Provider Network Inc. (FPN) for Rosetta’s Cancer Origin Test™.

FedMed is a Preferred Provider Organization (PPO) with over 550,000 physicians, 4,000 hospitals and 60,000 Ancillary Care Providers nationwide. It is estimated that more than 40 million Americans have access to FedMed's National Provider Network. FPN is a national direct-contracted preferred provider network that represents approximately four million covered lives.  FPN's select provider network is utilized by self-funded employer groups, insurance carriers and regional and local provider networks that process end-user patient claims.

“Rosetta now has executed credentialing agreements with four national U.S. PPOs. Together with Medicare reimbursement, we estimate that the total number of potential covered lives for which the Cancer Origin Test could be adjudicated as ‘in-network’ exceeds 100 million,” said Kenneth A. Berlin President and Chief Executive Officer of Rosetta Genomics. “We continue to pursue additional agreements with other PPOs as they provide faster payment while maintaining acceptable levels of reimbursement, and also reduce costs incurred through appealing denials. This has become increasingly important to our company as we have expanded our U.S. commercial operations and continue to process and bill a growing number of samples.

“These agreements further validate the clinical utility and improved patient outcomes of our Cancer Origin Test and underscore the importance of determining the tumor origin in hard-to-diagnose metastatic cancers, and Cancers of Unknown or Uncertain Primary (CUP). We believe the Cancer Origin Test can help physicians to accurately diagnose tumor origin in order to optimize treatment. The availability and accuracy of our Cancer Origin Test underscores why uncertainty in cancer diagnosis is no longer acceptable,” Mr. Berlin added.

A PPO is a managed care organization of medical doctors, hospitals and other health care providers that has covenanted with an insurer or a third-party administrator to provide health care at reduced rates to the insurer's or administrator's clients. Credentialing is a process whereby provider organizations such as physicians, care facilities and ancillary providers (including testing service providers such as Rosetta Genomics) contract directly with the PPO.

About FedMed, Inc.

Privately-held and headquartered in Rockville, Maryland, FedMed was founded in 2000 with an aim to provide significant measurable benefits to providers and payors not available from other provider networks and managed care programs. FedMed’s network has over 550,000 physicians, 4,000 hospitals and 60,000 Ancillary Care Providers nationwide and more than 40 million Americans have access to FedMed's National Provider Network. FedMed processes more than $4 billion in annual medical claims through the network.

About Fortified Provider Network

Based in Scottsdale, Arizona, Fortified Provider Network (FPN) was founded in 1997 for the purpose of creating an all-direct-contracted network of preferred providers for its group health clients. Given FPN's superior results in the group health arena, FPN expanded over the years to offer workers’ compensation and auto liability networks. FPN offers the utilization of its network to its payor clients and members who, in turn, are able to capitalize on the discounted fee schedules FPN has negotiated with its healthcare providers.

Currently, FPN contracts with physicians, hospitals, ancillary facilities, mid-level providers and other specialty healthcare providers who have the option of participating in one or more of FPN’s products (group health, workers compensation or auto liability). FPN’s expertise comes from over 15 years of managing a preferred provider network as well as general healthcare industry experience. FPN is structured so that it is able to provide personalized, focused service for each of its providers. FPN is familiar with its providers and provides excellent and fast customer service.

About Rosetta Cancer Testing Services (formerly the miRview® product line)

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). Rosetta Mesothelioma Test™ diagnoses mesothelioma, a cancer connected to asbestos exposure. The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and the benign oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Cancer Origin Test, 60,000 from the Mesothelioma Test, 65,000 from the Kidney Cancer Test and 226,000 patients from the Lung Cancer Test. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.rosettagenomics.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, Rosetta’s Cancer of Origin Test, the Cancer Origin Test improving the ability of physicians to accurately diagnose CUP, the growth in number of samples being processed and billed at Rosetta’s CLIA lab, Rosetta’s development or commercialization of molecular diagnostics, the market acceptance of Rosetta’s cancer testing services, particularly the Cancer Origin Test, Rosetta's signing and maintaining agreements with PPO's and the number of potential covered lives for the Cancer Origin Test as a result of the signing of the agreements with FPN and FedMed as well as any future increase in this number, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(215) 382-9000, ext. 326

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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